UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-39734

Oriental Culture Holding LTD.

Room 1402, Richmake Commercial Building

198-200 Queen’s Road Central, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Submission of Matters to a Vote of Security Holders.

On December 9, 2022, Oriental Culture Holding LTD, a Cayman Islands Company (the “Company”), held its 2022 Annual Meeting of Shareholders. A quorum was present at the meeting as required by the Second Amended and Restated Memorandum and Articles of Association of the Company. The final voting results of the matters submitted to a shareholder vote at the meeting are as follows:

Proposal 1: Election of Directors

The following five individuals were elected to the Board of Directors of the Company to serve as directors until the next Annual Meeting of Shareholders or until their successors have been duly elected and qualified as follows:

Nominees	For	Withheld
Mun Wah Wan	11,482,192	13,780
Yi Shao	11,382,192	113,780
Nelson (Nam Sum) Wong	11,482,258	13,714
Xiaobing Liu	8,924,247	2,571,725
Jinren Chen	11,382,258	113,714

Proposal 2: Ratification of the Appointment of Wei Wei & Co., LLP as the Company’s Independent Registered Public Accounting Firm

The shareholders ratified the appointment of Wei Wei & Co., LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, as follows:

For	Against	Abstain
11,488,005	6,555	1,412

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Oriental Culture Holding LTD

Date: December 12, 2022	By:	/s/ Yi Shao
	Name:	Yi Shao
	Title:	Chief Executive Officer

2